EXHIBIT 2(b)


                         AMENDMENT NO. 1 TO THE BY LAWS
                                       OF
                   THE BOSTON COMPANY TAX-FREE MUNICIPAL FUNDS
               (AMENDMENT TO ARTICLE XI SECTION 11.2 RECORD DATES)

Adopted on November 22, 1993

VOTED:      That pursuant to Article XII,  Section 12.1 and Article XI,  Section
            11.2 the By Laws shall be amended in the following respect:

                  Section 11.2 RECORD DATES.  For the purpose of determining the shareholders who are entitled to vote or act at any meeting or any adjournment thereof, or who are entitled to receive payment of any dividend or of any other distribution, the Trustees may from time to time fix a time, which shall be not more than 90 days before the date of any meeting of shareholders or the date for the payment of any dividend or of any other distribution...,